

August 9, 2007

Mr. Andrew J. Hajducky, III, Chief Financial Officer
Interactive Data Corporation
32 Crosby Drive
Bedford, MA 01730

Re: Interactive Data Corportion
Form 10-K for the fiscal year ended December 31, 2006
File No. 1-31555

Dear Mr. Hajducky:

        We have reviewed your filing and have the following comments. We have limited our review to only the items noted below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

1. We note that your current discussion of consolidated results of operations focuses on revenues and income from operations. In future filings, please revise your discussion of results of operations to also specifically disclose and discuss the reasons for changes in each expense line item presented in your statements of operations in total and relative to revenues. In this regard, we note that changes in cost of services and selling, general and administrative expenses relative to revenues have varied during the periods presented. In addition, to the extent that you identify multiple or offsetting factors that contribute to changes in your results, please revise future filing to quantify the impact of each factor, whenever possible.

Note 1. Summary of Significant Accounting Policies - Revenue Recognition, page 37

2. We note your current revenue recognition policy. We also note the disclosures related to how your offerings are licensed under Marketing on page 8. In future filings, please revise your revenue recognition policy to specifically address when and how you recognize revenue under each licensing arrangement, including if revenue is recognized on other than a straight line basis. Please provide us your proposed disclosure.

Note 5. Goodwill and Intangible Assets, page 43

3. We note the statement that "The Company does not allocate goodwill to its operating segments due to the fact that the Company's chief operating decision maker does not use this information in evaluating the operations for each of the Company's segments." In light of this disclosure, it is not clear to us how you assess goodwill for impairment and if your methodology complies with SFAS 142, specifically paragraphs 18 and 30. Please identify your reporting units, explain how they were determined and demonstrate how your goodwill impairment policy complies with SFAS 142. In addition, please be advised that in future filings you should provide goodwill disclosures at a segment level as required by paragraph 45 of SFAS 142.

Item 9A. Controls and Procedures, page 56

4. We note that your "CEO and CFO concluded that, as of December 31, 2006, [your] disclosure controls and procedures were (1) designed to ensure that material information relating to [you], including [your] consolidated subsidiaries, is made known to [your] CEO and CFO by others within those entities, particularly during the period in which this report was being prepared and (2) effective, in that they provide reasonable assurance that information required to be disclosed by [you] in the reports that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms." Please confirm to us, if true, that your officers have concluded that your disclosure controls and procedures were also **effective** (as of December 31, 2006, March 31, 2007 and June 30, 2006) to ensure that the information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your CEO and CFO, to allow timely decision regarding required disclosure. Your current disclosure appears to indicate that your disclosure controls and procedures were **designed** to ensure this requirement but it does not conclude if they were effective. Refer to Exchange Act Rules 13a-15(e) and 15d-15(e). In future filings please clarify your conclusions or, alternatively, state whether your disclosure controls and procedures are effective without defining them.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Anne McConnell, Senior Staff Accountant, at (202)551-3709 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief